Via Facsimile and U.S. Mail
Mail Stop 4720

July 8, 2009

Mr. W. C. Weldon
Chairman, Board of Directors, and Chief Executive Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

**Re: Johnson & Johnson
Form 10-K for the Period Ended December 31, 2008
Filed February 20, 2009
File No. 001-03215**

Dear Mr. Weldon:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief